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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number: 3235-0145 Expires: February 28, 2009 Estimated average burden hours per response ...............14.5

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Secure America Acquisition Corporation

(Name of Issuer)

Common stock, par value $0.0001 per share

(Title of Class of Securities)

81372L103

(CUSIP Number)

October 29, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.  81372L103

1.	Name of Reporting Person. I.R.S. Identification No. of Above Persons (Entities Only). Richard Keith
2	Check the Appropriate Box if a Member of a Group (a)  (b) X
3	SEC Use Only
4	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 100
	6	Shared Voting Power 574,307(1)
	7	Sole Dispositive Power 100
	8	Shared Dispositive Power 574,307(1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 574,407
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 13.3%(2)
12	Type of Reporting Person IN

(1)	Consists of membership units in Ultimate Escapes Holdings, LLC, which may be exchanged on a one-for-one basis for shares of common stock of the Issuer.
(2)
Based on (a) 3,749,267 shares outstanding as of November 1, 2009, as reported in the Form 8-K of the Issuer, filed with the Securities and Exchange Commission on November 4, 2009 plus (b) 574,307 shares issuable upon the exchange of membership units.

CUSIP No.  81372L103

1.	Name of Reporting Person. I.R.S. Identification No. of Above Persons (Entities Only). Private Escapes Holdings, LLC
2	Check the Appropriate Box if a Member of a Group (a)  (b) X
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power -0-
	6	Shared Voting Power 574,307(1)
	7	Sole Dispositive Power -0-
	8	Shared Dispositive Power 574,307(1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 574,307(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 13.3%(2)
12	Type of Reporting Person OO

(1)	Consists of membership units in Ultimate Escapes Holdings, LLC, which may be exchanged on a one-for-one basis for shares of common stock of the Issuer.
(2)
Based on (a) 3,749,267 shares outstanding as of November 1, 2009, as reported in the Form 8-K of the Issuer, filed with the Securities and Exchange Commission on November 4, 2009 plus (b) 574,307 shares issuable upon the exchange of membership units.

CUSIP No.  81372L103

Item 1(a):	Name of Issuer.

Secure America Acquisition Corporation

Item 1(b):	Address of Issuer’s Principal Executive Offices.

3501 W. Vine Street, Suite 225
Kissimmee, Florida 34741

Item 2(a):	Name of Person Filing.

This statement is filed by Richard Keith (“Keith”) and Private Escapes Holdings, LLC
(“Private Escapes” and collectively with Keith, the “Reporting Persons”).

Item 2(b):	Address of Principal Business Office or, if none, Residence.

145 East Mountain Avenue
Fort Collins, Colorado 80524

Item 2(c):	Citizenship.

Keith is a citizen of the United States.
Private Escapes is a Delaware limited liability company.

Item 2(d):	Title of Class of Securities.

Common stock, par value $0.0001 per share (“Common Stock”).

Item 2(e):	CUSIP Number.

81372L103

Item 3:	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4:	Ownership.

(a)	Amount Beneficially Owned:

Private Escapes is the beneficial owner of 574,307 shares of Common Stock issuable upon the exchange of membership units in Ultimate Escapes Holdings, LLC.

CUSIP No.  81372L103

As the managing member of, and owner of a 75% interest in, Private Escapes, Keith has the power to direct the vote and to direct the disposition of investments owned by Private Escapes, including the 574,307 shares of Common Stock beneficially owned by Private Escapes.   Keith is the beneficial owner of an aggregate of 574,407 shares of Common Stock.

(b)           Percent of Class:

See Item 11 of each cover page and Item 4(a) above.

(c)           Number of shares as to which the person has:

(i)           Sole power to vote or to direct the vote:

See Item 5 of each cover page.

(ii)           Shared power to vote or to direct the vote:

See Item 6 of each cover page.

(iii)           Sole power to dispose or to direct the disposition of:

See Item 7 of each cover page.

(iv)          Shared power to dispose or to direct the disposition of:

See Item 8 of each cover page.

Item 5:                    Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6:                    Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7:	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8:                    Identification and Classification of Members of the Group.

This Schedule is filed as a joint statement pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”) by each of the Reporting Persons. While the Reporting Persons may be deemed to be a “group” for purposes of Section 13(d)(3) of the Exchange Act, each of the Reporting Persons hereby disclaims the existence and membership in a “group” and disclaims beneficial ownership of shares of Common Stock beneficially owned by all other Reporting Persons.

CUSIP No.  81372L103

Item 9:                     Notice of Dissolution of Group.

Not Applicable

Item 10:                   Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.  81372L103

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 9, 2009

*
Richard Keith

Private Escapes Holdings, LLC

By: * ___
Name: Richard Keith
Title: Managing Member

By: /s/ Jason Simon
Jason Simon, Attorney-in-Fact